Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2016		2015
Earnings:
Income (loss) before income taxes	$(69.4)		$10.1
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.9)		(2.4)
Fixed charges	31.6		35.7
Earnings (loss)	$(38.7)		$43.4
Fixed charges:
Interest expense, including debt discount amortization	23.8		28.2
Amortization/writeoff of debt issuance costs	1.4		1.3
Portion of rental expense representative of interest factor (assumed to be 33%)	6.4		6.2
Fixed charges	$31.6		$35.7
Ratio of earnings to fixed charges	—	(1)	1.2	x
Amount of earnings deficiency for coverage of fixed charges	$70.3		$—
(1) Less than 1.0x